EXHIBIT 2C
News Release

--------------------------------------------------------------------------------

For immediate release (See Media call details at the end of the release)

            BCE TO ACQUIRE REMAINDER OF TELEGLOBE FOR C$9.65 BILLION

     o    Creates global Canadian full service communications company

          o Provides BCE with international network for e-commerce and data services

o    BCE to support global broadband expansion of Teleglobe

     o    Jean Monty becomes Chairman of Teleglobe

Montreal (Quebec), (February 15, 2000) - BCE Inc. (BCE: TSE, NYSE) today announced a definitive agreement to acquire all of the outstanding common shares it currently does not own of Teleglobe Inc. (TGO: TSE, NYSE), for approximately C$9.65 billion (US$6.66 billion) in BCE shares. BCE currently owns approximately 23% of Teleglobe through Bell Canada. BCE also announced that Mr. Kenny Troutt, who owns 18% of Teleglobe's common shares outstanding and Mr. Charles Sirois, who owns 8% of Teleglobe's common shares outstanding, have accepted BCE's offer. Teleglobe's Board of Directors will recommend the same offer to all remaining common shareholders.

"The acquisition of Teleglobe will propel BCE into the global arena and greatly expand our opportunities for growth," said Jean C. Monty, President and CEO of BCE. "Teleglobe will bring an international perspective to our strategic focus on communications services, providing us with an extensive data/Internet network that has direct connections with businesses in 100 countries. It will open the world to our growth-oriented Internet and e-commerce companies as they pursue expansion beyond Canada."

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BCE's offer to Teleglobe's shareholders will be made in BCE common shares based on BCE's share price following the distribution of Nortel common shares to BCE's shareholders. For the purposes of this transaction all parties have agreed on an assumed value of BCE shares following the Nortel distribution at C$53.50 (US$36.90) subject to a fixed "collar" (i.e. a high and low range) exchange ratio. Teleglobe shareholders will receive C$48.41 (US$33.41) for each Teleglobe common share they own, if the 10-day average price for BCE is between C$50 and C$57 (US$34 and US$39), five days prior to the closing of the transaction. This represents a purchase price of C$9.65 billion (US$6.66 billion) for the 199.4 million common shares outstanding which the BCE group does not own. If BCE 's trading price is below C$50 (US$34) per common share, the exchange ratio will be fixed at .97 of a BCE share for every Teleglobe share. If BCE's trading price is above C$57 (US$39) per common share the exchange ratio will be fixed at .85 of a BCE share for every Teleglobe share.

The Board of Directors of Teleglobe has appointed Jean C. Monty as Chairman of the Board of Teleglobe effective immediately. The Board has also appointed Paolo Guidi, President and CEO of Teleglobe Communications Corporation, and Christina Gold, President and CEO of Excel, as co-CEO's of Teleglobe in addition to their current responsibilities. Mr. Charles Sirois will serve as special advisor to Jean Monty in his capacity as Chairman of Teleglobe.

Acknowledging Teleglobe's recent financial performance, Mr. Monty said, "The disappointing results reflect the highly competitive international telecom market following deregulation and liberalization and the transition from a traditional voice business to data and Internet. These changes have been a challenge for all established players including Teleglobe. Additionally, Teleglobe's performance has been affected by the ongoing difficulties at Excel."

He added, "As part of the BCE group of communications companies, Teleglobe's position will be strengthened and it will be better placed to realize its goal of becoming a global data/Internet company. Teleglobe is already well under way with a C$6.5 billion (US$4.5 billion), five-year Internet infrastructure program, GlobeSystem, which BCE will continue to support. Through the talent of individuals like Paolo Guidi and Christina Gold, work is well advanced on a business plan to improve Teleglobe's profitability and enable it to reach its full growth potential."

The transaction will be subject to customary legal, regulatory and shareholder (Teleglobe) approvals in both Canada and the United States. BCE expects that the transaction will close as soon as possible after regulatory approvals. BCE's financial advisors on this transaction were Morgan Stanley Dean Witter and CIBC World Markets.

BCE is Canada's largest communications company. Through its operations in communications services, BCE provides residence and business customers in Canada with wireline and


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wireless communications products and applications, satellite communications and direct-to-home television services, systems integration expertise, electronic commerce solutions, Internet access and high-speed data services, and directories. Abroad, through Bell Canada International's investee companies, BCE provides communications services to more than 4.2 million customers in Asia and Latin America. BCE also has an extensive international presence through its ownership in Nortel Networks, a global leader in the design and building of communications networks, as well as through Teleglobe, an international telecommunications carrier. BCE shares are listed in Canada, the United States and Europe.

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Note to Editors: BCE will Webcast a news conference from 4:30 p.m. to 5:15 p.m.
during which BCE's Jean C. Monty, President and Chief Executive Officer will discuss the transaction.

To take part in the Webcast, please visit www.bce.ca. To participate in audio teleconference, please call: North America only 1-888-368-4536 or internationally 1-212-231-6016 (there are a limited number of ports available). You will need to reference the verbal password "globe".

What you need to "attend" the Webcast:
     - A Pentium P133 or faster
     - Sound card with speakers or headphones
     - 28.8 Kbps modem or higher
     - RealPlayer G2 required, available at www.real.com

A replay of the audioconference will be available at 6 pm EST at 1-416-626-4100 passcode 14453223# "pound sign" until 6 p.m., February 18, 2000.

The news conference will also be available via satellite feed: 4:30 p.m. to 5:15 p.m.

Canadian Satellite
Anik E2C/8a
Down-link frequency: 4 gHz Horz.
Channel: 15

American Satellite
Telstar 5/C23
Down-link frequency: 4.160 gHz Vert.
Channel: 23

The audio sub-carriers are:
     English (simultaneous translation to English) 6.8 kHz
     French (simultaneous translation to French) 6.2 kHz
     Integral (floor) 5.4 kHz

The signal has been made available at the Montreal and Toronto TOC for PEGAD.

Note:
Certain statements made in this press release, which describe BCE's intentions, expectations or predictions, are forward-looking and are subject to important risks and uncertainties. The


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results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of rapid technological and market change; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rates and currency exchange rate fluctuations; unanticipated impact of Year 2000 issues; and the impact of consolidations in the telecommunications industry. For additional information with respect to certain of these and other factors, see the reports on Forms 6-K and 40-F filed by BCE with the United States Securities and Exchange Commission. BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:
Don Doucette                                 Frank Miscio
Corporate Communications                     Investor Relations
(514) 786-3924                               (514) 870-2488
Web site: www.bce.ca

Attachments:
Profiles BCE, Teleglobe
Pricing schedule